UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number 1-13175
VALERO SAVINGS PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO SAVINGS PLAN
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of Valero Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
San Antonio, Texas
June 28, 2007

VALERO SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets:
Investments:
Valero Energy Corporation common stock	$59,089,193	$65,474,560
Mutual funds	12,669,459	11,393,165
Common/collective trusts	12,375,824	11,584,267
Participant loans	6,647,487	5,563,089
Money market security	22,003	21,974

Total investments at fair value	90,803,966	94,037,055

Receivables:
Employer contributions, net of forfeitures of $1,703,989 and $1,677,000, respectively	1,915,024	1,908,220
Employee contributions	—	93,634
Loan repayment receivable	—	701
Interest	8,195	3,192
Due from brokers for securities sold	3,563	328

Total receivables	1,926,782	2,006,075

Cash	196,508	161,985

Net assets available for benefits at fair value	92,927,256	96,205,115

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	207,392	183,700

Net assets available for benefits	$93,134,648	$96,388,815

See Notes to Financial Statements.

VALERO SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2006	2005
Investment income:
Interest income	$409,233	$234,217
Dividend income	1,672,060	979,995
Net appreciation in fair value of investments	1,628,985	40,706,286

Total investment income	3,710,278	41,920,498

Contributions:
Employee	2,843,079	2,613,082
Employer, net of forfeitures	3,115,640	2,975,542

Total contributions	5,958,719	5,588,624

Asset transfers in from Valero Energy Corporation Thrift Plan	124,988	9,191

	9,793,985	47,518,313

Deductions from net assets:
Withdrawals by participants	(12,978,815)	(10,904,455)
Asset transfers out to Valero Energy Corporation Thrift Plan	(58,857)	(153,396)
Administrative expenses	(10,480)	(7,000)

Total deductions	(13,048,152)	(11,064,851)

Net increase (decrease) in net assets available for benefits	(3,254,167)	36,453,462

Net assets available for benefits:
Beginning of year	96,388,815	59,935,353

End of year	$93,134,648	$96,388,815

See Notes to Financial Statements.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 22,000 employees. As of December 31, 2006, Valero owned and operated 18 refineries in the United States, Canada, and Aruba with a combined total throughput capacity, including processed crude oil, intermediates, and other feedstocks, of approximately 3.3 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Valero Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees of Valero. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Valero is the plan sponsor. An administrative committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Merrill Lynch Bank & Trust Co., FSB (Merrill Lynch) is the trustee under the Plan and has custody of the securities and investments of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Plan.
Asset Transfers
From time to time, asset transfers occur between the Plan and the Valero Energy Corporation Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.
Participation
Participation in the Plan is voluntary and is open to Valero retail employees who have completed one year of service. Employees are eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service.
Contributions
Participants can contribute up to 30% of their compensation, as defined in the plan document. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6% of compensation. Effective July 1, 2006, the Plan’s definition of compensation was revised to exclude unused vacation pay paid to former employees following a separation from service. Any employee may make rollover contributions to the Plan. Former employees who retain an account balance under the Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Plan. For the years ended December 31, 2006 and

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
2005, rollover contributions totaled $58,397 and $172,063, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits.
Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2006 and 2005, the Administrative Committee approved profit-sharing contributions totaling $3,573,517 and $3,543,838, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2006 and 2005 were received by the Plan in March 2007 and 2006, respectively.
The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,000 and $4,000 for the years ended December 31, 2006 and 2005, respectively.
Forfeitures
In the event a participant terminates before becoming 100% vested in the employer contributions, the non-vested employer contribution amounts held in the participant’s account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account and he subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the non-vested portion of his account.
Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. Employer contributions received during the years ended December 31, 2006 and 2005 were reduced by $1,704,888 and $2,248,228, respectively, related to forfeited non-vested accounts.
Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts.
Vesting
Participants are vested 100% in their employee account at all times. Participants become 20% vested in their employer account for each year of service with 100% vesting after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Participants vest in 100% of profit-sharing contributions if and when years of vesting service equal or exceed five years. Effective January 1, 2007, active participants vest 100% in any employer-provided profit-sharing contributions after completion of three years of service. A participant will be vested in 100% of his account balance upon his death, disability, or attainment of normal retirement age,

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
as defined in the plan document, and termination or partial termination of the Plan, as defined in the plan document.
In October 2005, Valero sold its corporate kitchen facilities located in Houston, Texas. As a result of this sale, certain employees at the corporate kitchen facilities were terminated and became 100% vested in their account balances effective October 31, 2005.
Effective January 1, 2006, the Plan was amended to include an accelerated vesting rule for employees of closed retail stores. A participant who was employed at a retail store whose employment was terminated in connection with and as a result of the sale or closing of that store during 2005 became 100% vested in his account balance as of the date of termination. In addition, each eligible employee became eligible to receive a pro rata allocation, through the date on which his or her employment was terminated, of any profit-sharing contribution for the plan year ended December 31, 2005.
Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Energy Corporation Common Stock Fund, common/collective trusts, mutual funds, and the Multi-Cap Core Fund investments. Investments in the Multi-Cap Core Fund are comprised of investments in the Vanguard PRIMECAP Fund (a mutual fund) and a money market security. Valero makes non-cash employer contributions of its common stock, which may be transferred by participants to any other investment option offered.
Withdrawals and Distributions
A participant’s vested account balance will be distributed after the later of reaching normal retirement age (generally age 65) or termination from employment, unless the participant elects an earlier distribution of his vested account balance at the earlier of termination from employment or age 59 1/2. Distributions can be made in the form of a single lump-sum cash payment or monthly installments not to exceed five years. The participant can also elect that those funds in the Valero Common Stock Fund be distributed in the form of Valero common stock as:
•	A single payment; or

•	For distributions elected through June 30, 2002, annual installments over a period not to exceed the greater of his life expectancy or ten years; or

•	For distributions effective on or after July 1, 2002, annual installments over a period not to exceed five years.
If a participant’s vested account balance is $1,000 or less, it will be distributed as soon as practicable after the earlier of the participant’s termination from employment or April 1 of the calendar year after the calendar year in which the participant attains age 70 1/2. Prior to March 28, 2005, the $1,000 threshold was $5,000.
In the event of hardship, participants may withdraw a portion of their vested account balance, subject to Administrative Committee approval. Hardship distributions may not be made more often than once in any six-month period.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Upon completion of five years of participation in the Plan, a participant can elect to withdraw any amount credited to his after-tax contribution account, matching contributions account and profit-sharing contributions account. Additionally, the participant is eligible to elect another withdrawal upon the completion of 36 months from the date of a previous withdrawal.
In November 2005, the Administrative Committee authorized the inclusion of the Katrina Emergency Tax Relief Act of 2005 (KETRA) provisions in the Plan. In September 2005, the U.S. Congress passed the KETRA which, among other provisions, created a new hurricane distribution option for eligible retirement plans. KETRA allows for penalty-free distributions of up to $100,000 from thrift and savings plans to qualified individuals who lived in the Hurricane Katrina disaster area on August 25, 2005 and sustained economic loss due to the hurricane.
In February 2006, the Administrative Committee authorized the inclusion of the Gulf Opportunity Zone Act of 2005 (GO Zone Act) provisions in the Plan. In December 2005, the U.S. Congress passed the GO Zone Act which extends certain KETRA provisions to individuals who suffered economic loss due to Hurricane Rita or Wilma and whose principal residence is located in the Hurricane Rita or Wilma disaster area.
Participant Loans
Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance.
The participant may elect a repayment term of up to five years for general-purpose loans or up to 15 years for the purchase of a primary residence. The loan is secured by a lien on the participant’s vested account balance and bears interest at a reasonable rate as determined by the Administrative Committee, presently at prime plus 1%. As of December 31, 2006, interest rates on outstanding participant loans ranged from 5.0% to 10.5% and maturity dates ranged from January 2007 to July 2021. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding at any time.
Plan Expenses
Valero pays certain administrative expenses of the Plan and provides certain other services at no cost to the Plan. During the years ended December 31, 2006 and 2005, Valero paid administrative expenses of $14,737 and $61,302, respectively.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
New Accounting Pronouncements
FSP Nos. AAG INV-1 and SOP 94-4-1
In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” This FSP amends the guidance in American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,” with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006, and has retroactively applied the FSP’s guidance to the statement of net assets available for benefits as of December 31, 2005 to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.
FASB Statement No. 157
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. Statement No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The adoption of Statement No. 157 is not expected to materially affect the Plan’s financial position or results of operations.
Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Plan as of December 31. Money market securities and participant loans are valued at cost, which approximates fair value. The Plan’s investment in the Merrill Lynch Equity Index Trust is stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets.
The Plan’s investment in the Retirement Preservation Trust, a common/collective trust which is fully benefit-responsive, is presented in the statement of net assets available for benefits at the fair value of units held by the Plan as of December 31, with separate disclosure of the adjustment from fair value to

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Withdrawals by Participants
Withdrawals by participants are recorded when paid.
Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.
Reclassifications
Certain previously reported amounts have been reclassified to conform to the 2006 presentation.
3. Investments
Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Valero Energy Corporation common stock	$59,089,193	$65,474,560
Retirement Preservation Trust (contract value of $11,126,763 and $10,461,723, respectively)	10,919,371	10,278,023
Participant loans	6,647,487	5,563,089
The Plan’s investment in shares of Valero common stock represents 65.1% and 69.6% of total investments at fair value as of December 31, 2006 and 2005, respectively.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2006	2005
Valero Energy Corporation common stock	$824,248	$40,194,911
Common/collective trusts	198,031	59,090
Mutual funds	606,706	452,285

Net appreciation in fair value of investments	$1,628,985	$40,706,286

For the years ended December 31, 2006 and 2005, dividend income included $362,790 and $258,606, respectively, of dividends paid on Valero common stock.
4. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds and common/collective trusts managed by an affiliate of Merrill Lynch, the trustee of the Plan and a party-in-interest with respect to the Plan. In addition, the Plan allows for investment in Valero’s common stock. Valero is the Plan sponsor and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.
5. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer accounts.
6. Tax Status
The Internal Revenue Service has determined and informed Valero by a letter dated September 30, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$93,134,648	$96,388,815
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(207,392)	—
Less: Amounts allocated to withdrawing participants	(196,448)	(161,985)

Net assets available for benefits per the Form 5500	$92,730,808	$96,226,830

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2006	2005
Withdrawals by participants per the financial statements	$12,978,815	$10,904,455
Add: Amounts allocated to withdrawing participants as of end of year	196,448	161,985
Less: Amounts allocated to withdrawing participants as of beginning of year	(161,985)	(7,513)
Add: Certain expenses reclassified to administrative expenses to conform to the 2006 presentation	—	7,000

Benefits paid to participants per the Form 5500	$13,013,278	$11,065,927

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2006	2005
Investment income per the financial statements	$3,710,278	$41,920,498
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(207,392)	—

Investment income per the Form 5500	$3,502,886	$41,920,498

VALERO SAVINGS PLAN
EIN: 74-1828067
Plan No. 003

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006

Identity of Issue/Description of Investment		Current Value
Common stock:
*	Valero Energy Corporation	$59,089,193

Mutual funds:
	The Oakmark Equity and Income Fund	4,601,521
*	BlackRock Basic Value Fund, Inc.	2,476,068
	Vanguard PRIMECAP Fund	2,254,695
*	BlackRock Bond Fund	776,939
	American Century Ultra Fund	650,871
	American Funds EuroPacific Growth Fund	578,356
	Templeton Foreign Fund	421,496
*	BlackRock Global Allocation Fund, Inc.	382,864
	Ariel Fund	191,158
	Fidelity Magellan Fund	125,285
	MFS Massachusetts Investors Growth Stock Fund	125,219
	AIM Income Fund	84,987

	Total mutual funds	12,669,459

Common/collective trusts:
*	Retirement Preservation Trust	10,919,371
*	Merrill Lynch Equity Index Trust	1,456,453

	Total common/collective trusts	12,375,824

*Participant loans (interest rates range from 5.0% to 10.5%; maturity dates range from January 2007 to July 2021)		6,647,487

Money market security:
*	Merrill Lynch Retirement Reserves	22,003

	Total investments at fair value	$90,803,966

*	Party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO SAVINGS PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Administrative Committee Vice President and Treasurer, Valero Energy Corporation

Date: June 28, 2007